Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ON

JUNE 24, 2020

Notice is hereby given that an Annual and Extraordinary General Meeting of the shareholders (the “Meeting”) of Enlivex Therapeutics Ltd. (the “Company”) will be held, subject to applicable laws and regulations relating to restrictions on gatherings due to COVID 19 (the “Restrictions”), at the offices of the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel (the “Offices”), on June 24, at 4:00 p.m (Israel). for the following purposes:

1.	To re-elect the following persons to the Board of Directors, each to serve until the next Annual General Meeting of shareholders: Shai Novik, Abraham Havron, Gil Hart, Baruch Halpert, Michel Habib, Sangwoo Lee and Bernhard Kirschbaum.

2.	To approve an amendment to the chairman agreement between the Company and A.S. Novik, in the form attached hereto as Exhibit A.

3.	To approve an amended and restated Compensation Policy for Executives and Directors in the form attached as Exhibit B.

4.	To approve a form of Indemnification Agreement to be entered into by the Company with its current and future Office Holders, in the form attached as Exhibit C.

5.	To reappoint BKR Yarel & Partners CPA, the Company’s auditors for the year ending December 31, 2020, as the Company’s auditors and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

6.	To review the Company’s Annual Report and financial statements for the year ended December 31, 2019, and to transact such other business as may properly come before the Meeting.

7.	Management will also be giving a presentation on the Company’s current business plans.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL OF THE PROPOSALS ON THE AGENDA

Should we be unable to convene the Meeting at our Offices due to the Restrictions we will hold an on-line Meeting. In all events we will publish a notice no later than seven days prior to the date of the Meeting confirming the date and place of the Meeting on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Should we need to hold an on-line Meeting, the notice will contain details for remote access to the Meeting.

Shareholders of record at the close of business on May 15, 2020 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person and/or via a remote Meeting should the Restrictions limit or preclude the Company from holding the Meeting at the Offices.

Whether or not you plan to attend the Meeting (either remotely or in person), you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A proxy from the holder of ordinary shares must be received by the Company no later than 3:00 p.m. (Israel) on June 23, 2020 to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may (i) vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) send such certificate along with a duly executed proxy to the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel, Attention: Chief Financial Officer, or (iii) complete the Internet voting process via the electronic voting system of the Israel Securities Authority the (“ISA”) after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors,

Enlivex Therapeutics Ltd.

May 19, 2020

PROXY STATEMENT

ENLIVEX THERAPEUTICS LTD.

14 Einstein Street,

Nes Ziona 7403618

Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ON

JUNE 24, 2020

The enclosed proxy is being solicited by our Board of Directors for use at our Annual and Extraordinary General Meeting of shareholders (the “Meeting”) to be held on June 24, 2020 at 4:00 p.m. (Israel), or at any adjournment thereof, at the offices of the Company at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel, subject to applicable laws and regulations relating to restrictions on gatherings due to COVID 19 (the “Restrictions”). Should we be unable to convene the Meeting at our Offices due to the Restrictions we will hold an on-line Meeting. In all events we will publish a notice no later than seven days prior to the date of the Meeting confirming the time and place of the Meeting, on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Should we need to hold an on-line Meeting, the notice will contain details for remote access to the Meeting. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on May 15, 2020 (the “Record Date”). On the date hereof, we have outstanding and entitled to vote 13,427,876 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.40 each (the “Ordinary Shares”).

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting if you were a shareholder at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting, Solicitation and Revocation of Proxies.

At least two shareholders who attend the Meeting in person, by proxy or by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA Electronic Voting System”) who hold or represent together at least one third of the voting rights of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. A quorum at such adjourned meeting shall be any two shareholders attending in person, by proxy or by means of the ISA Electronic Voting System. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Shareholders entitled to vote at the Meeting may attend the Meeting in person and vote thereat, appoint a proxy, vote by written ballot or, if they hold Ordinary Shares through a TASE member, may vote electronically via the ISA Electronic Voting System after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. A proxy from the holder of Ordinary Shares must be received by the Company no later than 3:00 p.m. (Israel) on June 23, 2020 to be validly included in the tally of Ordinary Shares voted at the Meeting.

Each member of the TASE (a “Member”) is required to e-mail a link to the Proxy Statement and Position Statements published on the websites of the TASE and the ISA (http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il, respectively) to each shareholder who is not listed in the Company’s shareholder register and whose Ordinary Shares are held through the Member; except in cases in which a shareholder has notified the Member that he/she/it is not interested in receiving such links and has submitted such notice (a) with respect to a specific securities account, and (b) prior to the Record Date.

A shareholder whose Ordinary Shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, on condition that the shareholder’s request be submitted with respect to a specific securities account.

Pursuant to the Section 267A of the Companies Law, each proposal described in this proxy statement (a “Proposal”) requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, or voting via the ISA Electronic Voting System, as long as either:

●	the majority of shares that voted for the approval of a Proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes) and via the ISA Electronic Voting System; or
●	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of a Proposal does not exceed two percent of the aggregate voting rights in the company (“Disinterested Majority”).

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with a Proposal. If any shareholder casting a vote in connection with a Proposal does not notify us as to whether or not he, she or it has a Personal Interest with respect to such Proposal, that shareholder’s vote with respect to such Proposal will be disqualified and will not be counted in determining whether the above Disinterested Majority approval requirements are satisfied.

For the purpose of determining whether the Disinterested Majority approval requirements have been satisfied, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

As of the date of this Proxy Statement, the Company has no controlling shareholders within the meaning of the Companies Law. In addition, it believes that the vast majority of its shareholders should not have a Personal Interest in any Proposal.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy. Subject to the foregoing paragraph, Ordinary Shares represented by a valid proxy card will be voted in favor of each Proposal to be presented at the Meeting, unless you clearly vote against a specific Proposal.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding Ordinary Shares as of May 1, 2020, by each person who we know beneficially owns 5.0% or more of the outstanding Ordinary Shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

The beneficial ownership of Ordinary Shares is based on the 13,427,876 Ordinary Shares outstanding as of April 1, 2020, and is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of May 1, 2020, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, none of our shareholders of record are U.S. holders. Our principal shareholders do not have different or special voting rights.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
The Company’s 5% or Greater Shareholders (other than Directors and Executive Officers)

HBL-Hadasit Bio-Holdings Ltd	1,715,407	12.77%
Kretzmer and Associates PLLC	830,973	6.19%
KIP Global Pharma-Ecosystem Private Equity Fund	1,417,950	10.56%

Directors and Executive Officers

Shai Novik(1)	918,824	6.74%

(1)	Includes 205,598 shares underlying options exercisable within 60 days from May 1, 2020. 132,979 of these options expire in January 2025 and have an exercise price of USD 2.69 and 72,619 of these options expire in December 2027 and have an exercise price of USD 6.22.

COMPENSATION OF OFFICERS

Compensation for our executive officers, based on each officer’s employment agreement and personal contribution to our management, operations and success, will be determined in accordance with our Executive Compensation Policy (the “Compensation Policy”). As required by the Companies Law, our shareholders approved the Compensation Policy for our office holders at our extraordinary general meeting in March 2015. Under Israeli law, a company is required to re-approve its Compensation Policy periodically. Consequently, we are required to re-approve it at the Meeting. In light of the change in management since our merger in March 2019, and the subsequent significant change in the scope and nature of our business, our shareholders will be asked to approve an amended and restated Compensation Policy as further set forth in Proposal Three below.

PROPOSAL ONE

RE-ELECTION OF DIRECTORS

Our Board of Directors has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the directors listed below as a group. If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation

Shai Novik	54	Shai Novik is the Company’s Executive Chairman of the Board and has been such since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE MKT (N/K/A NYSE American) in 2010 and was sold in 2013, the second largest biotech exit ($560 million) in the history of Israeli biotech. Mr. Novik has also served as the Chairman of Innovision Labs Inc., a neuroscience technology company, since 2007,. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company. THCG was a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

Abraham Havron, Ph.D.	72	Dr. Abraham (Avri) Havron has been a Director of the Company since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than $1.5 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of several therapeutic proteins and other bio-pharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow in the Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018. Dr. Havron also currently serves on the board of directors of Collplant Holdings Ltd. (CLGN), which position he has held since 2016, and PamBio, a private biotech company.

Gili Hart Ph.D.	45	Dr. Gili Hart, has been a Director of the Company since 2014. Dr. Hart previously held various positions at OPKO Biologics (f.k.a. PROLOR Biotech) and led the pre-clinical, clinical and pharmacological activities there from 2008 until her move in 2018 to Mitoconix Bio Ltd., a biopharmaceutical company developing disease modifying therapies addressing unmet medical needs by improving mitochondrial health, where she currently serves as Chief Executive Officer. Dr. Hart was a research fellow in the Immunology Department of Yale University from 2005 to 2007 and a research fellow at the Immunology Department of the Weizmann Institute of Science in Israel. Dr. Hart currently serves as a member of the board of directors of Collplant Holdings Ltd. (CLGN), which position she has held since 2017. Dr. Hart received her Ph.D. with distinction from the Immunology Department of the Weizmann Institute of Science in Immunology, and a M.S. degree in Biotechnology Engineering, summa cum laude, from the Technion Institute in Israel. Dr. Hart has published numerous papers and patents, in each case focusing on autoimmunity disease and immune system activation.

Baruch Halpert.	53	Baruch Halpert has been a Director of the Company since 2017. With more than 20 years of experience in venture capital and private equity as an entrepreneur, corporate finance advisor, senior executive and an investor, Mr. Halpert has developed a large network of contacts across the globe. Since 2010, Mr. Halpert has been involved in turn-arounds through active management of and private equity investments in high yield opportunities. In this capacity, Mr. Halpert is active in investing in companies with annual revenues of at least $100 million in special situations and took part in the successful turnarounds of, among others, Hemaclear (www.hemaclear.com), Apnano (www.nisusacorp.com) and HBL (www.hbl.co.il). Mr. Halpert currently serves as Executive Chairman of Terragenic International Limited, which position he has held since 2018. Early in his career, Mr. Halpert was active in oil and gas exploration in Israel. In that capacity he obtained, developed and sold the rights to an Israeli oil and gas exploration license, the Megiddo Prospect, to Ultra Petroleum Corp. (Nasdaq: UPL). In 1997, Mr. Halpert founded E*TRADE Israel (www.etrade.com). After obtaining a license from E*TRADE, Mr. Halpert put together a core management team and headed several successful rounds of financing. Following E*TRADE, Mr. Halpert was Head of Corporate Finance at Fantine Capital. Mr. Halpert holds an LLB Degree (Hons.) from Reading University, United Kingdom.

Bernhard Kirschbaum, Ph.D.	61	Dr. Kirschbaum has been a Director of the Company since 2018. Dr. Kirschbaum served as Executive Vice President and a member of the board of directors at Merck Serono, and Head of Global Research & Early Development reporting to the Chief Executive Officer of Merck Serono from 2011 to 2013. He led a global team of more than 1,200 employees, with a 400 million Euro annual budget. Since then, he has served as a member of the board of directors of several biotechnology companies, including Redx Pharma Plc, Protagen Diagnostics, Omeicos Therapeutics GmbH, BioMedx, KAHR Medical, Ltd. and FutuRx. Dr. Kirschbaum has significant expertise in a broad range of disease areas, including rheumatology/immunology, thrombosis, cardiometabolic diseases, oncology and neurology. He has successfully participated in the profiling of several drugs in their course to the market or during market expansion, including Arava, Velcade, Lovenox, Erbitux and Avelumab. Dr. Kirschbaum led drug portfolio re-allocation with focus on the therapeutic areas: oncology, neurodegenerative diseases (MS, Alzheimers, Parkinsons), autoimmune and inflammatory diseases. Dr. Kirschbaum has also been involved in research activities with respect to fertility, mainly focusing on embryo technologies. He implemented the new Merck Serono research organization, including an exploratory medicine department and all non-clinical development functions (toxicology, general & safety pharmacology, Chemistry, Manufacturing and Control (CMC) development and Drug Metabolism and Pharmacokinetics (DMPK)). Previously, Dr. Kirschbaum was Vice President Discovery Research, Global Head of Thrombosis and Angiogenesis at Sanofi-Aventis; and Vice President, Drug Innovation and Approval at Sanofi-Aventis. Dr. Kirschbaum earned his Ph.D. in biochemistry, summa cum laude, from the University of Konstanz, Germany, was a postdoctoral fellow with Dr. R.G. Roeder, at the Rockefeller University in New York, and a Research Associate with Dr. M. Buckingham at Institut Pasteur in Paris.

Michel Habib	53	Michel Habib has been a Director of the Company since 2017. Mr. Habib was the co-founder and managed Agate Medical Investments and Agate MaC VC funds from 2007-2016 with over $100 million under management. His portfolio companies have attracted investments from leading global and Chinese companies, including Boston Scientific, Johnson & Johnson, Medtronic, Haisco, Longtech, and Xio. Currently, Mr. Habib serves on the board of several investment companies and startups, including Xenia Ventures, Kahr Medical (Chairman), Cellcure, Bioprotect and Ornim Medical. Prior to that he managed Matar Capital Advisors, a venture boutique. Mr. Habib served for nearly four years as Business Development Director of Elron (TASE: ELRN), focusing on the medical devices sector. Prior to Elron, he established and managed the investment banking activity of ING Barings in Israel. Formerly, he served as Vice President Investment Banking at Cukierman & Co. where he led private placements and IPOs in Europe. During the 1990s, Mr. Habib served as a diplomat in Israel’s foreign service, where he served as Economic Consul in Boston, and earlier as the first Commercial Attaché to Seoul, South Korea. As Navy Officer (Captain Res.) in the Israel Defense Forces, he was involved in the development of advanced Naval warfare systems for the Navy’s elite unit. Mr. Habib holds an Aeronautical Engineering degree from the Technion-Israel Institute of Technology, and is a graduate from Harvard Law School Executive Program On Negotiation. He is a graduate from the foreign service cadet school, and member of the Technion Alumni “100 Club.” Mr. Habib was born in Paris, France, and immigrated to Israel in 1973

Sangwoo Lee	48	Sangwoo Lee has been a Director of the Company since 2017. Mr. Lee has served as an Executive Director of the Investment Department at Korea Investment Partners Co. Ltd., the largest capital venture fund in Korea, since 2014 and head of its U.S. branch since 2017. Korea Investment Partners Co. Ltd. is an affiliate of KIP Global Pharma Private Equity Fund, one of the Company’s major shareholders. He is responsible for sourcing and evaluation of start-up companies, investment and participation in business development and growth expansion of the fund’s investments in the United States and Europe. Previously, from 2013 to 2014, Mr. Lee was General Manager of the MSC Department at Samsung Electronics, responsible for strategic and business planning; and from 2004 to 2013, Vice President, CTO & Foreign Marketing Group Leader at Polidigm Co. Ltd. Mr. Lee received his B.Sc. and M.Sc. from Seoul National University, Department of Control and Instrumentation.

Our Articles of Association specify that the number of directors will be at least five but not more than eleven. The current Board of Directors consists of eight members.

Each director has attested to the Board of Directors and the Company that he or she meets all the requirements in connection with the election of directors of publicly-traded companies under the Companies Law.

If re-elected pursuant to this proposal, each director will become a party to the Indemnification Agreement described in Proposal Four, if approved by the shareholders at the Meeting, and shall continue to be insured under the Company’s directors and officers insurance coverage policy which provides coverage for all directors of the Company.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to re-elect Shai Novik, Abraham Havron, Gil Hart, Baruch Halpert, Michel Habib, Sangwoo Lee, and Bernhard Kirschbaum, as directors of the Company until the next Annual General Meeting of Shareholders or until their respective successors are duly elected.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

PROPOSAL TWO

APPROVAL OF AMENDMENT TO CHAIRMAN AGREEMENT

Mr. Shai Novik has been the Company’s chairman of the Board since March 2014. Pursuant to the Companies Law, arrangements regarding the compensation of the Company’s Chairman of the Board require the approval of the Compensation Committee, the Board of Directors and the shareholders, in that order.

In September 2018, we entered into an agreement for the retention of Shai Novik as the Executive Chairman of our Board (the “Chairman Agreement”), for an initial term of two years, to be automatically extended for additional one-year periods, unless either party provides at least 180 days written notice prior to the expiration of the term. Pursuant to the Chairman Agreement inter alia, Mr. Novik (the “Chairman”) is entitled to receive an annual cash bonus target 100% of the base annual retainer (the “Base Retainer”), which will be based upon performance criteria established by the Board, with a minimum guaranteed annual bonus of 50% of the annual base retainer, during the first two years following the Merger, the first year being 2019. If we terminate the Chairman’s Board service other than for cause, the Chairman is entitled to the base retainer for the twelve-month period following the effective date of termination. We have also agreed to reimburse the Chairman for up to $3,000 of monthly expenses in connection with his service as our Executive Chairman. The Chairman is also entitled to certain other stock option payments upon termination. The Chairman Agreement was signed with A.S. Novik Ltd, a company wholly-owned by the Chairman.

Due to our extensive reorganization activities following the Merger, our Board did not determine measurable criteria for calculating the Chairman’s annual bonus in respect of his service on the Board. Consequently, the annual cash bonus payable to the chairman for 2019, will be $125,000.

Our Compensation Committee and Board of Directors each convened on May 3, 2020, to discuss amending the Chairman Agreement.

Our Compensation Committee and Board of Directors approved an amendment to the Chairman Agreement (the “Amendment”), pursuant to which the Chairman will be entitled to receive, upon the determination by the Board that a Phase Ib, II, IIb, II/III, or III, clinical trial conducted by the Company (in each case, a “Clinical Trial”) has been completed successfully at any time during the first two financial years beginning January 1, 2020, a special bonus (“Special Bonus”) comprising (i) a cash bonus in the amount of 100% of the Base Retainer; and (ii) 250,000 options, vesting equally over 36 months at an exercise price equal to a 25% discount on the average closing price of the Company’s Ordinary Shares during the 30-trading days immediately following the public announcement of the top-line data from the applicable Clinical Trial; provided only that (a) a Special Bonus may be awarded only once in any financial year; and (b) the Special Bonus may only be awarded in respect of the successful completion of a Clinical Trial in the same financial year.

The Amendment is attached to this Proxy Statement as Exhibit A.

In considering the Amendment, our Compensation Committee and Board took into account a number of matters, including the following:

●	The Chairman’s unique contribution to the Company’s operations and Board governance, his education, qualifications and experience; and

●	The ratio between the cost of the Chairman’s total compensation package and average and median compensation packages of the employees and full-time consultants engaged by the Company (as required under the Companies Law). In the Board's opinion, these ratios are reasonable and are not expected to have a negative effect on work relations in the Company.

In light of the foregoing, our Compensation Committee and Board believed that it is in the best interests of the Company to approve the Amendment notwithstanding the fact that payments under it may be in excess of those permitted under the Compensation Policy.

It is noted that Nr. Novik absented himself from the discussions, deliberations and decisions of the Compensation Committee and the Board in connection with this matter.

Our Board of Directors will present the following resolution for adoption at the Meeting

“RESOLVED, to approve the Amendment attached to the Proxy Statement as Exhibit A and authorize the Board to act in accordance with the terms of the Amendment.

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors recommends a vote “FOR” approval of the proposed Amendment.

PROPOSAL THREE

APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY

As required by the Companies Law, our shareholders approved the Compensation Policy for Executives and Directors (the “Compensation Policy”) on March 15, 2015. The Compensation Policy provides a framework for establishing the terms of office and employment of the Company’s office holders, a recoupment policy and guidelines with respect to the structure of the variable pay of office holders. The term “office holder,” as defined in the Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer. Following the Merger, our new Compensation Committee and Board of Directors have reviewed our existing Compensation Policy in light of the significant change in the scope and nature of our business, and have proposed for approval by our shareholders a new Amended and Restated Compensation Policy (the “Amended Compensation Policy”). Our Amended Compensation Policy was recommended to our Board of Directors by our Compensation Committee and approved by our Board of Directors.

The proposed Amended Compensation Policy was approved by each of our Compensation Committee and Board of Directors in separate meetings held on May 3, 2020.

Our Amended Compensation Policy contains a number of material amendments to the Compensation Policy, and is attached to this Proxy Statement as Exhibit B.

●	Considerations to Take into Account when Granting a Severance Payment

Our current Compensation Policy permits the Company to award severance grants to our executive officers that should not exceed 12 monthly salaries plus any guaranteed bonuses. Our Amended Compensation Policy includes the considerations that our Board of Directors should take into account when determining whether to give a severance grant and the amount of such grant, namely:

The period of employment

The terms of employment

The performance of the Company during the period of employment

The contribution of the executive officer in the achievement by the Company of its goals and earn profits

The circumstances of the end of the employment of the executive officer.

Under the Amended Compensation Policy, the Board of Directors may include other considerations in making any determination in respect of the grant of a severance payment.

●	Clarifications Regarding the Variable Component of Officer Compensation

Equity Based Payments

Our current Compensation Policy permits the Company to grant equity-based awards to our executive officers under our equity incentive plans as adopted from time to time. Our Amended Compensation Plan provides for a cap on value of the equity awards and a method for calculating their value. It also provides for a framework for the vesting of equity awards and a formula for determining the minimum exercise price of options (namely 75% of the average closing price of the Company’s shares on the Nasdaq Capital Market for the 30 trading days prior to the date of grant).

The amended terms include the following:

a.	The annual economic value of the equity-based payment will be calculated by dividing the fair value of the benefit (based on financial models used for financial reporting purposes) at the grant date by the number of years until the vesting of the last tranche (linear division) (the “Annual Economic Value”). Determination of Annual Economic Value of Equity-Based Payment will be made disregarding any equity-based payment granted prior to the adoption of the Policy.

b.	Maximum Yearly Economic Value of Equity Based Payments:

Chairman	Executive Chairman	CEO	Senior Staff	Directors
100% of the annual Salary Cost/Management Fees and not more than 2% of the Company’s fully diluted share capital.	200% of the annual Salary Cost/Management Fees and not more than 3% of the Company’s fully diluted share capital.	100% of the annual Salary Cost/Management Fees and not more than 2% of the Company’s fully diluted share capital.	75% of the annual Salary Cost/Management Fees and not more than 1% of the Company’s fully diluted share capital.	Annual Economic Value of US$200,000

c.	For the purpose of calculating the value – in a case of a grant of securities – the value of the bonus will be calculated as of the date of the Board of Director's decision regarding the bonus. In a case of equity-based payment payable in cash – the value will be calculated at the actual payment date.

Non-Equity Based Payments

Additionally, the Amended Compensation Policy includes new provisions for the grant of performance bonuses to executive officers, which include, provisions relating to how much of a bonus may be based on measurable criteria and how much may be at the discretion of the Board of Directors, the criteria for making such awards, the maximum amount that may be awarded and provisions for the return of bonuses based on data subsequently determined to be incorrect, as more fully set forth below:

a.	The Board of Directors and the Compensation Committee are authorized to determine, at the beginning of each calendar year, the parameters on which the performance bonus shall be based, from the list of parameters detailed below. In addition, the Compensation Committee is authorized to determine that part of the bonus shall be based on discretion rather than measurable parameters, as follows: (a) for the chief executive officer of the Company – the part of the bonus based on discretion shall not exceed 3 salaries, a large part of which shall require the approval of the shareholders; (b) for the Chairman of the Board of Directors – the part of the bonus based on discretion shall require the approval of the shareholders; (c) for executive officers (including executive directors) subordinate to the chief executive officer – all components of the bonus may be based on discretion.

b.	The parameters and the weight of each parameter will be established and approved by the Compensation Committee and the Board of Directors at the beginning of each calendar year, and may include parameters from the following list:

■	The initiation or completion of a certain number of clinical trials
■	The completion of an in-license or an out-license deal
■	The execution of commercial cooperation deals
■	The approval to market a new product
■	The commencement of a revenue stream
■	The realization of expense budget targets or cash flow
■	Fund raising
■	The Company’s stock performance
■	The weight of each parameter should not exceed 50% of the total grant.

c.	(i) The total yearly bonus for the Chief Executive Officer and Chairman of the Board of Directors shall not exceed an amount equaling 100% of their respective salaries (before taxes)/management fees paid to them for the same year in which the bonus is paid; and (ii) the total yearly bonus for the Deputy General Manager and other executive officers shall not exceed the amount equaling 50% of their respective salaries (before taxes)/management fees paid to them for the same year in which the bonus is paid.

d.	Eligibility for a yearly bonus shall be awarded proportionately to the term of office for that executive officer in that year. Therefore, an executive officer who started working for the Company during a calendar year and who is entitled to an annual bonus, shall be entitled to receive a proportionate share of such annual bonus (according to the number of months actually worked during the year for which the bonus was paid).

e.	If the performance bonus or part thereof is paid on the basis of data found to be incorrect, and restated in the Company’s financial statement to be published in a subsequent 3-year period from the date of publication of the financial report on the basis of which the bonus was paid or the data which turned out to be otherwise incorrect during this period – the executive officer will be required to repay the Company for any amount paid based on that same mistake.

f.	The Board of Directors of the Company shall be permitted, at its discretion, to reduce the bonus amount to which an executive officer is entitled.

●	Certain Changes to Policy Regarding Insurance of Directors and Office Holders

Under the Compensation Policy the Company is entitled to purchase insurance policies (“D&O Insurance”) (including run-off policies) to cover the liability of directors and officers that are currently in office and that shall be in office from time to time, including directors and officers that may have a controlling interest in the Company (if such becomes applicable in the future), within certain limits. Under the Amended Compensation Policy, the maximum annual premium which the Company is entitled to pay for D&O Insurance has been increased from US$1,000,000 to US$1,500,000, and a provision has been added requiring that the deductible shall not be greater than US$10,000,000.

In adopting the Amended Compensation Policy, the Board concluded that:

1.	The terms of the proposed Amended Compensation Policy are reasonable and in the best interest of the Company given market conditions and the Company’s potential exposure and scope of insurance coverage. The proposed Amended Compensation Policy takes into account, among other things, the size of the Company, the scope of its business operations, its risk management policy and the objectives that the Company aims to achieve from time to time.

2.	The proposed Amended Compensation Policy will enable the Company to recruit and retain directors and senior executives who are capable of leading the Company to long-term business success, achieving the Company’s goals and meeting the challenges it faces.

Therefore, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the Amended Compensation Policy attached to the Proxy Statement as Exhibit B.”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors recommends a vote “FOR” approval of the proposed amendment to the Compensation Policy.

The Companies Law allows our Board of Directors to approve this proposal even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have determined that the proposal is for the good of the Company and decided to reapprove the proposal, based on detailed reasoning, and after having re-examined the proposed Amended Compensation Policy as amended and taken, inter alia, the shareholder rejection into consideration.

PROPOSAL FOUR

TO APPROVE A REVISED FORM OF INDEMNIFICATION LETTER THAT WILL BE ISSUED BY THE COMPANY TO DIRECTORS OF THE COMPANY

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our Office Holders (as defined by the Israeli Companies Law), subject to certain conditions and limitations. In the past, our shareholders have approved giving indemnification letters to all our directors.

The Company (which was formerly known has Bioblast Pharma Ltd.) completed a transaction in March 2019, in which Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”), merged with a merger subsidiary of the Company, with Enlivex R&D as the surviving entity in the merger (the “Merger”), and the shareholders of Enlivex R&D became the holders of approximately 89% of the Company’s issued share capital (after giving effect to a private placement consummated in connection with the Merger.

Prior to the Merger, the directors of Enlivex R&D were parties to a customary indemnification agreement, pursuant to which the Enlivex R&D would exculpate, indemnify and insure each of them to the fullest extent permitted by the Companies Law.

Our Compensation Committee and Board have deemed it advisable and in the best interest of the Company: (i) to undertake to indemnify our current and future Office Holders of the Company and grant them an exemption, as provided in and subject to the terms and provisions of the indemnification agreement, in the form attached hereto as Exhibit C (the “Indemnification Agreement”); and (ii) to set the maximum amounts of indemnification as specified in the Indemnification Agreement.

Additionally our Compensation Committee and Board believe that approval of the revised form Indemnification Agreement is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers.

Our Board further determined that based on the current activity of the Company, the events listed in the Indemnification Agreement with each of current and future Office Holders of the Company, are reasonably anticipated, and that the amounts stated in the Indemnification Agreement are reasonable.

In light of the foregoing, our Compensation Committee and Board recommended that the shareholders approve granting the proposed form of Indemnification Agreement to the Company’s Office Holders.

Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Compensation Committee, Board of Directors and shareholders, in that order.

The proposed Indemnification Agreement was approved by each of our Compensation Committee and Board of Directors in separate meetings held on May 3 2020.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, to approve the form of Indemnification Agreement to be entered into by the Company with each of its Office Holders serving from time to time in such capacity .”

Pursuant to the Companies Law, approval of this proposal requires the affirmative vote of a Disinterested Majority of shares present at the meeting, in person or by proxy, and voting thereon.

Our Board of Directors recommends a vote “FOR” approval of the proposed form of Indemnification Agreement to be entered into by the Company with each of its Office Holders serving from time to time in such capacity.

PROPOSAL FIVE

APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

BKR Yarel & Partners CPA have served as the Company’s auditors since 2013. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2020. Our Board of Directors recommended and upon such recommendation, at the last Annual General Meeting, the Company’s shareholders appointed the accounting firm of BKR Yarel & Partners CPA as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2019. The Board of Directors believes that the appointment of BKR Yarel & Partners CPA as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2020 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee of the Board of Directors will fix the compensation of BKR Yarel & Partners CPA in accordance with the scope and nature of their services to the Company.

In compliance with the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to reappoint BKR Yarel & Partners CPA for the year ending December 31, 2020 and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting is necessary for the approval of the foregoing resolution.

Our Board of Directors recommends a vote “FOR” approval of the proposed appointment of BKR Yarel & Partners CPA as the independent public auditors of the Company for the year ending December 31, 2020 and the authorization of the Audit Committee of the Board of Directors to fix their compensation.

ITEM SIX

REVIEW OF THE COMPANY’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019, AND TRANSACTION OF SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING

The audited financial statements of the Company for the fiscal year ended December 31, 2019 were filed together with the Company’s Annual Report on Form 20-F, which was filed on April 30, 2020 with the SEC and is available at the SEC’s website, www.sec.gov, and at the Magna website of the Israel Securities Authority (“ISA”) at www.magna.isa.gov.il. We will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This item will not involve a vote by the shareholders.

The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to the Company at its registered offices at 14 Einstein Street, Nes Ziona, Israel 7403618, Israel, Attention: Chief Financial Officer. Any Position Statement received will be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements must be submitted no later than June 13, 2020.

Where to Find More Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and the Company’s website at www.biolinerx.com. Shareholders may obtain information (including the full text of the proposed resolution and the Proxy Statement and the Position Statements) directly from the Company, whose registered office is at 14 Einstein Street, Nes Ziona 7403618, Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), and whose telephone number is +972-8-642-9100.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 12, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 1, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, AND EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, THE ORDINARY SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

By Order of the Board of Directors

Enlivex Therapeutics Ltd.

May 19, 2020

Exhibit A

Amendment to Chairman Agreement

AMENDMENT TO

CONSULTING AGREEMENT

THIS AMENDMENT (the “Amendment”) is entered into as of ________, 2020 by and between Enlivex Therapeutics, Ltd., a company organized under the laws of Israel, corporate number 51373620, whose address is at Kiriat Hadassa P.O.B 1267 Jerusalem Israel 91129 (the “Company”) and A.S. Novik Ltd., a company organized under the laws of Israel, corporate number 513439273, whose address is 30 Anni Maamin Street Ramat Hasharon Israel 47212 (the “Consultant”).

WHEREAS, reference is made to that Agreement entered into by and between the Company and the Consultant, dated September 7, 2018 (the “Consulting Agreement”). All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to such terms in the Consulting Agreement; and

WHEREAS, the Company and Consultant have agreed to certain amendments of the Consultant Agreement as set forth below.

NOW THEREFORE, the parties have agreed to the following amendments to the Consulting Agreement, effective as of January 1, 2020 (the “Effective Date”), as follows:

1.	The following shall be added to Section 3(b) of the Consulting Agreement:

“In addition to the foregoing, upon the determination by the Board, that a Phase Ib, II, IIb, II/III, or III, clinical trial conducted by the Company (in each case, a “Clinical Trial”) has been completed successfully at any time during the first two financial years from the Effective Date, the Consultant shall be awarded a special bonus (“Special Bonus”) comprised of (i) a cash bonus in the amount of 100% of the Base Retainer; and (ii) 250,000 options, vesting equally over 36 months at an exercise price equal to a 25% discount on the average closing price of the Company’s ordinary shares during the 30-trading days immediately following the public announcement of the top-line data from the applicable Clinical Trial; provided only that (a) a Special Bonus may only be awarded once in any financial year; and (ii) the Special Bonus may only be awarded in respect of the successful completion of a Clinical Trial in the same financial year.

2.	Except as explicitly stated herein, all other terms and conditions of the Consulting Agreement shall remain in effect and unchanged.

3.	This Amendment shall be read together with the Consulting Agreement, and shall constitute an integral part thereof, and, save as expressly amended by this Amendment, the Consulting Agreement shall remain unaltered and in full force and effect.

4.	This Amendment constitutes the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions or agreements between the parties with respect to the subject matter hereof. No modification of or amendment to the Consulting Agreement as amended by this Amendment, nor any waiver of any rights under this Amendment, will be effective unless in writing and signed by both parties hereto.

5.	This Amendment and the Consulting Agreement shall be governed, construed and enforced in accordance with, the laws of Israel. The competent courts in the District of Tel Aviv shall have exclusive jurisdiction in all matters arising out of or in connection with the Consulting Agreement as amended hereby.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed, all as of the day and year first above written.

ENLIVEX THERAPEUTICS, LTD.	A.S. NOVIK LTD.

By:	By:
Its:	By:

Exhibit B

Amended Compensation Policy

Enlivex Therapeutics Ltd.

(the “Company”)

Amended and Restated Compensation Policy for Company Office Holders

1.	The Objective of the Document

The objective of this compensation policy (the “Policy”) is to define and describe the Company’s Office Holder compensation policy as required bythe Israeli Companies Law – 1999 the “Companies Law”).

It is emphasized that this Policy does not grant rights to the Company’s Office Holders, and the adoption of this Policy in itself does not grant the right to any Office Holder of the Company to receive any of the compensation components described herein. It is the Company’s policy to approve the nomination of all executives who are subject to this Policy by the Company’s Board of Directors. In addition, the compensation amounts and components that an Office Holder will be entitled to receive will be only those that are specifically approved for the Office Holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

If an Office Holder receives compensation that is less than the compensation contemplated in this Policy, such compensation shall not be considered as a deviation or exception from this Policy, and shall not require the approval of the Company’s shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from this Policy.

Enlivex Therapeutics Ltd. is a publicly traded clinical-stage biotechnology company, developing an allogeneic drug pipeline for immune system rebalancing.

In order to remain competitive in the international markets, the Company must be able to attract and retain Israeli and international top-level talented professionals with the unique and necessary skills set. Therefore, and in light of the Company’s status as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match those of global companies of similar complexity, while complying with applicable local laws and customs, and treating our Office Holders fairly and consistently on a global basis and providing them with competitive compensation packages.

This Policy will apply to compensation approved after the date of its adoption.

The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.	Definitions

Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in this Paragraph 2.

“Advance Notice Period” – the period of time following notice of termination of employment or services agreement, after which termination will become effective.

“Equity-based Compensation” – options, restricted shares, restricted stock units and any other equitybased payments settled with the Company’s shares.

“Fixed Component” – payments in respect to employment or services that are provided, that do not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, loss-of-work-capacity insurance, employer National Insurance contributions, signing bonus and tax gross-ups.

“Office Holder” – as defined in the Companies Law, as may be amended from time to time, and correct as to the adoption date of this Policy – Directors (including the Chairman of the Board1), Chief Executive Officer (the “CEO”), Deputy General Manager, Chief Officers, any person performing such function in the Company even if under a different title and managers directly subordinate to the CEO.

[1]	And for the avoidance of doubt, including executive chairman, if applicable.

“Salary Cost” or “Management Fees” –With respect to each Office Holder, the Company’s cost of engagement with regards to the Fixed Component, including Related Benefits, as mentioned in Section 8.3, including any tax or other deductions required of the Company in connection with the engagement, and excluding accounting provisions in respect of past commitments and VAT (where applicable), all on a monthly basis.

“Senior Staff” –those performing management functions directly subordinate to the CEO.

“Severance Grants” – payment or any other benefit awarded to an Office Holder in connection with termination of his position at the Company. These payments are on top of any severance payments required by applicable law.

“Variable Component” – payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives, options and Equity-Based Payments that may be performance and/ or time based.

3.	Background

On December 12, 2012, Amendment 20, which sets forth certain obligations with respect to the adoption of a compensation policy for Office Holders, entered into effect.

Pursuant to the Companies Law, this Policy will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

4.	The Objective of the Compensation Policy

The purpose of this Policy is to serve as an instrument in the hands of the Company’s Board of Directors and management to advance the goals and work plans of the Company, including with a view for the long term, by:

4.1	Creating a reasonable and appropriate set of incentives for the Company’s Office Holders while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.

4.2	Providing the tools necessary for recruiting, motivating and retaining talented and skilled Office Holders in the Company, who will be able to contribute to the Company and maximize its profits.

4.3	Putting an emphasis on performance-based compensation, and tying the Office Holders to the Company and its performance, by matching the Office Holders’ compensation to their contribution to the Company.

4.4	Creating a proper balance between the various compensation components (such as Fixed Component versus Variable Component and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and an appropriate ratio between fixed compensation and variable compensation so as to create a performance-based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

5.	Parameters for Examining the Compensation terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s Office Holders:

5.1	The Office Holder’s education, skills, expertise, professional experience and achievements.

5.2	The Office Holder’s position and level of responsibility and previous employment or services agreements.

5.3	The Office Holder’s contribution to the Company’s performance, profits and stability.

5.4	The level of responsibility borne by the Office Holder due to his position in the Company.

5.5	The need of the Company to retain the Office Holder in view of the Office Holder’s special skills, knowledge and/or expertise.

5.6	The ratio between the Fixed Components and the Variable Components of such compensation terms and its compatibility with this Policy.

6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s Office Holders, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s Office Holders and the average and median cost of employment of the Company’s employees (including contract workers) and such ratio’s effect on work relations in the Company, all as further detailed in the Companies Law. In the course of preparing this Policy, the Compensation Committee and Board of Directors examined the ratio between the total compensation of Office Holders that derives from the adoption of this Policy and the average and median cost of employment of the Company’s employees. The Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on work relations in the Company.

7.	The Compensation Terms – General

7.1	The compensation terms proposed to an Office Holder of the Company will be determined with reference to the existing compensation terms of other Company Office Holders and may take into consideration the compensation terms for Office Holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market capitalization).

7.2	The Company will be permitted to grant the Office Holders (all or part) a compensation plan that includes a salary and related benefits, commissions (for Office Holders filling certain positions), a cash award (bonus) and/or Equity-Based Payment.

7.3	Furthermore, the Company may provide arrangements for the termination of work relations, which will take into account accepted industry practice and the Company’s customary practices as further detailed in Paragraph 8 below.

7.4	Regarding compensation paid to Office Holders in New Israeli Shekels, the USD:ILS conversion rate would be calculated on a monthly basis.

7.5	For the avoidance of doubt, in the event that an Office Holder serves in more than one position overseen under this Policy, the higher compensation cap shall serve as the Office Holder maximum compensation.

8.	The Fixed Component

8.1	General

8.1.1	The Salary Cost / Management Fees constitutes a fixed compensation the purpose of which is to compensate the Office Holder for performing his position in the Company and for performing the ongoing duties required by his job.

The Salary Cost / Management Fees of the Office Holder will be determined in the negotiation regarding his engagement with the Company, according to the parameters detailed in Paragraphs 5 and 6 above, and may take into consideration the existing salary terms of other Company Office Holders, as well as reference to accepted salary terms in the market and industry for Office Holders holding similar positions in comparable companies.

8.1.3	The maximum Salary Costs are detailed below based on a full-time position (100%) assumption. The maximum Salary Cost of the CEO or Senior Staff who is a part time employee of the Company, will be adjusted taking into consideration such partial position and its effects.

8.2	Salary Cost or Monthly Management Fees

Chairman of the Board

8.2.1	The monthly director fees of the Chairman of the Board shall not exceed US$25,000 if he is a non-Executive chairman and shall not exceed US$75,000 for an Executive Chairman of the Board (the “Executive Chairman”)

The Company’s CEO

8.2.2	The monthly Salary Cost / Management Fees of the CEO shall not exceed US$50,000.

Senior Staff

8.2.3	The Monthly Salary Cost / Management Fees of each Senior Staff shall not exceed US$40,000.

Changes in the salary terms of the Office Holders mentioned above will be made pursuant to the requirements of applicable law.

8.3	Related Benefits

The Chairman of the Board, CEO and Senior Staff will each be entitled to certain benefits (“Related Benefits”), including social benefits as provided under applicable law. In addition, their salary package can include additional benefits, such as use of a car (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in applicable law, phone and communication costs, health insurance, etc. These benefits will be as determined by the Company on the date of the approval of the employment or services agreement, and may be examined from time to time and be adjusted by the Compensation Committee subject to such applicable law.

8.4	Sign-on bonus

Chairman, CEO, Senior Staff and employees may be eligible, in connection with their nomination, to receive a sign-on bonus, which shall not exceed the average such sign-on bonuses for comparable public companies, as documented by a compensation consultant, subject to a vesting period (i.e. working period) of at least 3 years, as will be determined by the Company’s governing bodies, in accordance applicable law.

9.	Advance Notice and Severance Terms

9.1	Advance Notice

9.1.1	The Advance Notice Period for termination of employment or services of Senior Staff will be determined on an individual basis with CEO and each Senior Staff member, with reference to the parameters detailed in Paragraph 10.2 above, the Advance Notice Periods prescribed in the agreements of other Office Holders and the Advance Notice Periods accepted in the market and industry for Office Holders in similar positions.

9.1.2	With respect to Senior Staff who on the date of the approval of this Policy has a personal employment or services agreements already in effect, which contains a defined Advance Notice Period, there will be no change in this period as provided in their employment agreements.

9.1.3	In any event, the Advance Notice Period of the Chairman, CEO and each Senior Staff is limited to up to 12 months.

9.2	Severance Grants

9.2.1	The Company’s Board of Directors will be permitted to approve compensation terms which include award of Severance Grants as indicated hereunder, in addition to the requirements of any applicable law.

9.2.2	The entitlement to a Severance Grant, in terms of CEO and the Senior Staff monthly salaries, shall not exceed 12 monthly salaries plus any guaranteed bonuses (on a Salary Cost / Management Fees basis), respectively (the “Severance Grant Cap”). When the Board of Directors decides on a Retirement Bonus, it will take into account the following considerations: period of employment, terms of employment, Company performance during that period, contribution by the Office Holder to the Company to achieve its goals and earn profits, and the circumstances of the end of employment. The Board of Directors may also take into account additional considerations.

9.2.3	The Severance Grants will be decided by the Company’s governing bodies, subject to the provisions of any applicable law.

10.	The Variable Component

10.1	Equity-Based Compensation

10.1.1	The Company reserves the right to grant Equity-Based Compensation, according to the equity compensation plans that were and will be adopted from time to time and subject to any applicable law.

10.1.2	The Company’s Office Holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.

10.1.3	The annual economic value of the Equity-Based Compensation will be calculated by dividing the fair value of the benefit (based on financial models used for financial reporting purposes) at the grant* date by the number of years until the vesting of the last tranche (linear division) (the “Annual Economic Value”). Determination of Annual Economic Value of Equity-Based Compensation shall be made disregarding any equity-based compensation granted prior to the adoption of the Policy.

●	Maximum Annual Economic Value of Equity Based Payments:

Chairman	Executive Chairman	CEO	Senior Staff	Directors
100% of the annual Salary Cost/Management Fees and not more than 1% of the Company’s fully diluted share capital.	200% of the annual Salary Cost/Management Fees and not more than 3% of the Company’s fully diluted share capital.	100% of the annual Salary Cost/Management Fees and not more than 2% of the Company’s fully diluted share capital.	75% of the annual Salary Cost/Management Fees and not more than 1% of the Company’s fully diluted share capital.	Annual Economic Value of US$200,000

●	For the purpose of calculating the value – in a case of securities being granted – the value will be calculated as of the date of the Board of Director’s decision regarding the grant. In a case of equity-based compensation payable in cash – the value will be calculated at the actual payment date.

For the avoidance of doubt, it is clarified that the equity-based compensation ceiling is in addition to the annual bonus ceiling as set forth below.

10.1.4	The Company’s Board of Directors shall have the authority to set a limit to the Equity- Based Payment mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction. The vesting schedule shall be determined by the Board of Directors and shall be between one (1) and four (4) years, for example: in the event of a vesting schedule of four (4) years, at the conclusion of every year 25% of the total equity compensation shares of the bonus shall vest. Every share that vests in accordance with the above may be exercised for a period that shall begin on the date of vesting and shall end up to ten (10) years from the vesting date. The exercise price set shall not be less than 75% of the average closing price of the Company’s shares for 30 trading days prior to the date of the grant (i.e. the date of the Board of Director’s decision to grant the Equity-Based Compensation).

10.1.5	The Company has the right to define other specific performance terms (other than service period) in relation to the Equity-Based Payment for each Office Holder, including specific performance-based vesting conditions (without defining specific service period).

10.1.6	Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market of such plans.

10.2	Non-Equity Based Payment

10.2.1	Performance Bonuses - The Chairman of the Board of Directors, CEO, Senior Staff may be eligible to performance bonuses and bonuses linked to corporate milestones, subject to the provisions of any applicable law.

10.2.2	Bonuses linked to corporate milestones - The Board of Directors and the Compensation Committee are authorized to determine, at the beginning of each calendar year, the parameters on which the performance bonus shall be based, from the list of parameters detailed below. In addition, the Compensation Committee and the Board of Directors is authorized to determine that part of the bonus shall be based on discretion rather than measurable parameters, as follows: (a) for the CEO – the part of the bonus based on discretion shall not exceed 3 salaries, a large part of which shall require the approval of the shareholders; (b) for the Chairman of the Board of Directors – if a part of the bonus is based on discretion, it shall require the approval of the shareholders; (c) for Senior Staff – all components of the bonus may be based on discretion.

10.2.3	With respect to Office Holders (other than directors) who are subject to the CEO, the Board of Directors and the Compensation Committee may delegate authority to determine such parameters to the CEO.

10.2.4	The parameters and the weight of each parameter will be established and approved by the Compensation Committee and the Board of Directors at the beginning of each calendar year, and may include parameters from the following list:

●	The initiation or completion of a certain number of clinical trials

●	The completion of an in-license or an out-license deal

●	The execution of commercial cooperation deals

●	The approval to market a new product

●	The commencement of a revenue stream

●	The realization of expense budget targets or cash flow

●	Fund raising

●	The Company’s stock performance

The weight of each parameter should not exceed 50% of the total grant.

10.2.5	Bonus Cap: (i) The total yearly cash bonus for the CEO and Executive Chairman of the Board of Directors shall not exceed an amount equaling 100% of their respective salaries (before taxes)/director fees paid to them for the same year in which the bonus is paid; and (ii) the total yearly cash bonus for the Senior Staff shall not exceed the amount equaling 50% of their respective salaries (before taxes)/management fees paid to them for the same year in which the bonus is paid.

10.2.6	Eligibility for Bonus: Eligibility for a yearly bonus shall be awarded proportionately to the term of office for that Office Holder in that year. Therefore, an Office Holder who started working for the Company during a calendar year and who is entitled to an annual bonus, shall be entitled to receive a proportionate share of such annual bonus (according to the number of months actually worked during the year for which the bonus was paid).

10.2.7	If the performance bonus or part thereof is paid on the basis of data found to be incorrect, including if restated in the Company’s financial statement to be published in a subsequent 3-year period from the date of publication of the financial report on the basis of which the bonus was paid or the data which turned out to be otherwise incorrect during this period – the Office Holder will be required to repay the Company for any amount paid based on that same incorrect information.

The Board of Directors of the Company shall be permitted, per its discretion, to reduce the bonus amount an Office Holder is entitled to.

11.	Non-Executive Directors’ Cash Remuneration (Other than the Company’s Chairman of the Board)

Should the Company remunerate non-executive directors in cash, sums will be paid up to the “fixed amount” set forth in the Israeli Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (“the Remuneration Regulations”). for companies in the applicable “shareholder equity” range.

12.	Release, Indemnification and Insurance of Office Holders

12.1	Insurance of Directors and Office Holders

Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 125,000,000 (per claim and in the aggregate), the annual premium shall not exceed US$1,500,000, and the maximum deductible shall be not more than $10,000,000. Such insurance coverage may include Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, “run-off” coverage following a termination of service or employment, termination of the insurance policy or in other circumstances (the premium available for such “run-off” policy shall not exceed 3 times the annual premium set forth above). The authority to enter into such insurance policies shall be held by the Compensation Committee, provided that the terms of the contract do not exceed the terms set forth above, and that they are consistent with market conditions and will not materially affect the Company’s profits, property or liabilities.

12.2	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company. The overall amount of the indemnification to each Office Holder shall not exceed $10,000,000.

Exhibit C

Form of Indemnification Agreement

INDEMNIFICATION AGREEMENT

To: _______________,

This Indemnification Agreement (“Indemnification Agreement”) is being entered into by and between ____________ (the “Indemnitee”) and Enlivex Therapeutics Ltd., a company organized under the laws of the state of Israel (the “Company”), effective as of _____________, pursuant to the resolutions of the Board of Directors of the Company (the “Board”), dated May 3, 2020, as approved by the Company’s shareholders on _________________.

It is in the best interest of the Company to retain and attract as directors and/or officers the most capable persons available and such persons are becoming increasingly reluctant to serve in companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed as an Office Holder (such term shall have herein the meaning assigned to it in the Companies Law, 5759 – 1999 (the “Companies Law”)) of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law. In consideration of your continuing to serve the Company, the Company hereby agrees as follows:

1. The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law in respect of the following expenses or liabilities imposed on, or incurred by, you in consequence of any act performed or omission committed by you in your capacity as an Office Holder of the Company (including your service, at the request of the Company, as an officer, director, employee or board observer of any other company controlled directly or indirectly by the Company (a “Subsidiary”) or in which the Company holds shares (an “Affiliate”).

1.1 a monetary liability imposed on you pursuant to a court judgment in favor of a third party, including pursuant to any settlement confirmed as judgment or to an arbitration decision approved by a competent court; or

1.2 reasonable litigation expenses, including reasonable attorney’s fees, which were incurred by you as a result of an investigation or proceeding conducted against you by an authority authorized to conduct such an investigation or proceeding, which was either (i) “concluded without the filing of an indictment” (as defined in Section 260(a)(1A) of the Companies Law) against you and without the imposition on you of any “monetary obligation in lieu of a criminal proceeding” (as defined in Section 260(a)(1A) of the Companies Law), or (ii) “concluded without the filing of an indictment” against you but with the imposition on you of a “monetary obligation in lieu of a criminal proceeding” for an offense that does not require a proof of mens rea element or in connection with a financial sanction; or

1.3 reasonable litigation expenses, including reasonable attorneys’ fees, incurred by you, or which were imposed on you by court, (i) in a proceeding instituted against you by the Company or on its behalf or by a third party, or (ii) in a criminal indictment of which you were acquitted, or (iii) in a criminal indictment of which you were convicted of an offense which does not require proof of mens rea element; or

1.4 a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1(a) of the Securities Law, 5728-1968 (the “Securities Law”), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4, or I’1 of the Securities Law, including reasonable legal expenses, which term includes reasonable attorney fees.

1.5 Any other circumstances arising under the law in respect of which the Company may indemnify an Office Holder of the Company.

2. Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1 a breach of your duty of loyalty to the Company or a Subsidiary or Affiliate, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company or a Subsidiary or Affiliate;

2.2 a willful or intentional breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care to the Company or a Subsidiary or an Affiliate unless committed in negligence only;

2.3 an action taken or omission by you with the intent of unlawfully realizing personal gain;

2.4 a fine or penalty imposed upon you for an offense;

2.5 with respect to a counterclaim made by the Company or a Subsidiary or an Affiliate in connection with a claim against the Company filed by you, or proceedings or claims initiated or brought voluntarily by you against the Company or a Subsidiary or an Affiliate, other than by way of defense or by way of third party notice to the Company or a Subsidiary or an Affiliate or by way of countersuit in connection with claims brought against you except in specific cases in which (a) the Board has approved the initiation or bringing of such suit, or (b) such proceeding or claim is being brought by you to assert, interpret or enforce your rights under this Indemnification Agreement; and

2.6 The commitment of any fraudulent act as may be established through a final judgment or an admission by you that the fraudulent event did in fact occur.

3. To the fullest extent permitted by law, the Company will, following receipt by the Company of your written request therefor, make available all amounts payable by you in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”) or as soon as possible, but in any event not later than thirty (30) days following your written demand to the Company, and with respect to items referred to in Sections 1.2 and 1.3 above, even prior to the time on which the applicable court renders its decision, provided however, that advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime or if a financial liability was imposed in lieu of a criminal proceeding for a crime which requires proof of mens rea (criminal intent), within thirty (30) days of receipt of a written demand by the Company to such an effect. Other advances will be repaid by you to the Company if it is determined by a court of competent jurisdiction, that you are not lawfully entitled to such indemnification as authorized hereby. Pursuant to this Section 3, if the actual expenses shall be lower than the amount advanced by the Company, or not paid at all by you, then you shall promptly return to the Company all sums overpaid.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4. The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer an Office Holder of the Company or a Subsidiary or an Affiliate, provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken by you while you were an Office Holder of the Company or such Subsidiary or such Affiliate as aforesaid, and in such capacity.

5. The undertaking of the Company set forth in Section 1.1 shall be limited to matters that result from or are connected or otherwise related to events or circumstances set forth in Schedule A hereto, which are deemed by the Board, based on the current activity of the Company, to be foreseeable as of the date hereof. The maximum amount for which the Company undertakes to indemnify you hereunder for the matters and in the circumstances described herein (or otherwise pursuant to this Indemnification Agreement) in accordance with the terms of this Indemnification Agreement up to a total amount US$ 10,000,000 in aggregate. Such amount has been determined by the Board to be reasonable under the circumstances.

Subject to the limitations of this Section 5 and Section 6 below, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law and under this Indemnification Agreement.

6. The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 5 above. The Company will be entitled to receive any amount collected by you from a third party in connection with liabilities actually indemnified hereunder, including, but not limited to, any insurance policy or another indemnification agreement, but only up to the amount actually paid to you by the Company as indemnification hereunder, to be transferred by you to the Company within fifteen (15) days following the receipt of the said amount. You shall execute all documents reasonably required by the Company and shall do everything that may be reasonably necessary to secure such right of the Company, as shall be reasonably required by the Company, at the expanse of the Company, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

7. In all indemnifiable circumstances, indemnification will be subject to the following:

7.1 You shall (a) promptly notify the Company in writing of any legal proceedings initiated against you or (where you have knowledge) the Company and of all possible or threatened legal proceedings for which you may seek indemnification hereunder, without delay, and in any event within seven (7) days, following your first becoming aware thereof, provided, however, that your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein except and to the extent that such failure to provide notice adversely prejudices the Company’s ability to defend against such action or to conduct any directly related legal proceeding; and (b) deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company (or in the case of a notice from the Chief Executive Officer, to the Chairman of the Company, or in the case of a notice from the Chairman of the Company, to person that the Company shall advise you ) at the address of the Company’s principal office (or at such other address as the Company shall advise you).

7.2 Other than with respect to proceedings that have been initiated against you by the Company or in its name, or initiated by you against the Company, the Company shall be entitled, but is not obligated, to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company shall notify you of any such decision to defend within ten (10) calendar days of receipt of notice of any such proceeding.

The Company or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as they shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents reasonably required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

Notwithstanding the foregoing, in the case of criminal proceedings, the Company or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Indemnification Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding or to consent to the entry of any judgment against you or enter into any settlement, arrangement or compromise, in each case without your consent, so long as such arrangement, judgment, settlement or compromise: (i) does not include an admission of your fault, (ii) is fully indemnifiable pursuant to this Indemnification Agreement or pursuant to law and (iii) further provides, as an unconditional term thereof, the full release of you from all liability and limitation in respect of such proceeding. This paragraph shall not apply to a proceeding brought by you under Section 7.7 below.

7.3 You will fully cooperate with the Company and/or any attorney as aforesaid as may be reasonably required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents required to enable the Company or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid, provided that the Company shall cover all reasonable costs incidental thereto; and provided, further, that you shall not be required to take any action that would reasonably prejudice your defense in connection with any indemnifiable proceeding.

7.4 Notwithstanding the provisions of Sections 7.2 and 7.3 above, (i) if in a proceeding to which you are a party by reason of your status as an Office Holder of the Company, the named parties to any such proceeding include both you and the Company or any Subsidiary or Affiliate, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest (including the availability to the Company and its Subsidiary or Affiliate, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) that exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding within a reasonable amount of time, or (iii) if the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, you shall be entitled to be represented by separate legal counsel, which may represent other persons similarly situated, of the Company’s choice and reasonably acceptable to you and such other persons’ choice, at the expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Indemnification Agreement, you shall have the right to retain counsel of your choice, at your expense, to represent you in connection with any such matter.

7.5 If, in accordance with Section 7.2 (but subject to Section 7.4), the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, who shall be reasonably updated by, the Company and the attorney conducting the legal defense on behalf of the Company on the defense procedure, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense and the Company will have no liability or obligation pursuant to this Indemnification Agreement or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless the Board on behalf of the Company shall agree to such expenses; in which event all reasonable fees and expenses of your counsel shall be borne by the Company to the extent so agreed to by the Company. However, in no event will the Company be obligated to pay the reasonable fees or expenses of more than one firm of attorneys representing you in connection with any one claim or separate but substantially similar or related claims in the same jurisdiction arising out of the same general allegations or circumstances.

7.6 The Company will have no liability or obligation pursuant to this Indemnification Agreement to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement, which consent shall not be unreasonably withheld.

7.7 If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company’s obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

7.8 By signing this Indemnification Agreement you hereby accept that you shall not make any statement to the public or to any other person regarding any settlement of claims made pursuant to this Indemnification Agreement against you or the Company that would in any manner cast any negative light, inference or aspersion against the Company, and that you will keep the terms of such settlement confidential.

8. The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above or for a breach of your duty of care in connection with a Distribution (as defined in the Companies Law).

9. The Company hereby acknowledges that you may have certain rights to indemnification, advancement of expenses and/or insurance provided by HBL-Hadasit Bio-Holdings Ltd. and\or certain of its affiliates (collectively, the “Additional Indemnitors”). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to you are primary and any obligation of the Additional Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by you are secondary), (ii) that it shall be required to advance the full amount of reasonable expenses incurred by you in accordance with the terms of this Indemnification Agreement and shall be liable for the full amount to which you are entitled in accordance with the terms of this Indemnification Agreement, without regard to any rights you may have against the Additional Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Additional Indemnitors from any and all claims against the Additional Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Additional Indemnitors on your behalf with respect to any claim for which you have sought and are entitled to indemnification from the Company shall affect the foregoing and the Additional Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of your rights of recovery against the Company. The Company and you agree that the Additional Indemnitors are express third party beneficiaries of the terms of this Section 9.

10. Nothing contained in this Indemnification Agreement shall derogate from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s articles of association or applicable law or otherwise (collectively, “Other Indemnity Provisions”); provided, however, that, subject to applicable law (a) to the extent that you otherwise would have any greater right to indemnification under any Other Indemnity Provision, you will be deemed to have such greater right hereunder, and (b) to the extent that any change is made to any Other Indemnity Provision which permits any greater right to indemnification than that provided under this Agreement as of the date hereof, you will be deemed to have such greater right hereunder.

11. If any undertaking included in this Indemnification Agreement is held by a competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, any competent court is hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law, provided that the Company notify you of such modification in a timely manner.

12. This Indemnification Agreement and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without regard to the rules of conflict of laws, and any dispute arising from or in connection with this Indemnification Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

13. This Indemnification Agreement cancels and replaces any preceding letter of indemnification or arrangement for indemnification that may have been issued to you by the Company. Notwithstanding the foregoing, the indemnification obligation set forth in this Indemnification Agreement will also apply, subject to the terms, conditions and limitations set forth in this Indemnification Agreement, with respect to actions committed, in your capacity as an Office Holder of the Company or a Subsidiary or an Affiliate, during the period prior to the date of this Indemnification Agreement.

14. Neither the settlement nor termination of any proceeding nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder.

15. This Indemnification Agreement shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators. Indemnitee shall not assign or otherwise transfer its rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void. Notwithstanding the foregoing, this Indemnification Agreement shall continue for your benefit and your heirs’, personal representatives’, executors’ and administrators’ benefit after you cease to be a director or Office Holder of the Company with respect to actions committed during the period of you engagement in the capacity of an Office Holder of the Company or a Subsidiary or an Affiliate.

16. This Indemnification Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. Except with respect to changes in the governing law which expand your right to be indemnified by the Company, no supplement, modification, amendment or termination of this Indemnification Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Indemnification Agreement shall be deemed or shall constitute a waiver of any other provision of this Indemnification Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

17. All notices and other communications required or permitted under this Indemnification Agreement shall be in writing, shall be effective (i) if mailed, three (3) business days after mailing (unless mailed abroad, in which case it shall be effective five (5) business days after mailing), (ii) if by air courier, two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, and (iv) if sent via facsimile, upon transmission and electronic (or other) confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic (or other) confirmation of receipt and (iv) if sent by email, on the date of transmission or (if transmitted and received on a non-business day) on the first business day following transmission, except where a notice is received stating that such mail has not been successfully delivered.

Kindly sign and return the enclosed copy of this Indemnification Agreement to acknowledge your agreement to the contents hereof.

[Signature Page Follows]

Sincerely yours,

Enlivex Therapeutics Ltd.

By:
Name:
Title:

Accepted and agreed to:

Name: [Office Holder]

[Signature Page to Indemnification Agreement]

Schedule A

All references in this schedule to the “Company” shall be deemed to refer to a Subsidiary or Affiliate as well, to the extent that your service as an officer, director, employee or board observer of the Subsidiary or Affiliate is at the request of the Company in the circumstances described in the preface of Section 1 to the Indemnification Agreement.

1. The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

2. Occurrences in connection with investments the Company makes in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company as an Office Holder and/or board observer of the corporation which is the subject of the transaction and the like;

3. The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company;

4. Actions in connection with the merger of the Company with or into another entity including events in connection with change of ownership or in the structure of the Company, its reorganization or dissolution;

5. Actions in connection with the sale of the operations and/or business, or part thereof, of the Company;

6. Claims in connection with the Company’s or its subsidiaries’ liquidation;

7. Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

8. Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company, and any other transactions referred to in Section 270 of the Companies Law;

9. Actions taken in connection with labor relations and/or employment matters in the Company and trade relations of the Company, including with employees, independent contractors, customers, suppliers and various service providers;

10. Actions in connection with the development or testing of products developed by the Company, whether performed by the Company or by third parties on behalf of the Company, and/or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims and/or in connection with the procedure of obtaining regulatory approvals regarding such products, whether in Israel or abroad;

11. Actions taken in connection with the intellectual property of the Company, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets;

12. Actions taken pursuant to or in accordance with the policies and procedures of the Company (including tax policies and procedures), whether such policies and procedures are published or not;

13. Approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision;

14. Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business;

15. Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

16. Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws;

17. Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchase, holding or disposition of securities of the Company or any other investment activity involving or effected by such securities, including, for the removal of doubt, any offering of the Company’s securities to private investors or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering, listing or offer or to the Company’s status as a public company or as an issuer of securities;

18. Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company;

19. Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

20. Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with or exposed to such products, for damages or losses related to such use or treatment;

21. Actions taken in connection with the financial and tax reports of the Company;

22. Claims in connection with anti-competitive laws and regulations and laws and regulation of commercial wrongdoing;

23. Claims in connection with laws and regulations regarding invasion of privacy, including with respect to databases, and laws and regulations in regard of slander;

24. Claims by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on their behalf;

25. Any action violating the Articles of Associations of the Company.